

Mail Stop 3561

June 8, 2016

Mr. Martin J. Lyons, Jr.
Executive Vice President and Chief Financial Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

> **Re: Ameren Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed May 10, 2016**
> **Form 8-K Filed February 19, 2016**
> **File No. 1-14756**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1. Financial Statements

Combined Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Improvements to Employee Share-Based Payment Accounting, page 13

1. Please tell us the specific guidance and related transition method applied within ASU 2016-09 that resulted in the $21 million income tax benefit recognized in the three months ended March 31, 2016.

2. In future filings please disclose the method of applying the change in accounting and the effect of the change on income from continuing operations, net income and related per share amounts, and the cumulative effect of the change on retained earnings as of the beginning of the year. Please also disclose whether you elected to estimate the number of awards that are expected to vest or to account for forfeitures when they occur. Please show us what your revised disclosures would look like.

Form 8-K filed February 19, 2016

3. We note that Core (Non-GAAP) Diluted Earnings per Share precedes the most directly comparable GAAP measure in the headlines to the earnings release filed as Exhibit 99.1. In addition, we note that the adjustments to GAAP EPS to reconcile to Core EPS are presented net of tax. These presentations are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products